April 7, 2006


via U.S. mail
Lawrence J. Finn
Chief Executive Officer and Chief Financial Officer
Terax Energy, Inc.
13355 Noel Road
1370 One Galleria Tower
Dallas, Texas 75240

	Re:	Terax Energy, Inc.
			Registration Statement on Form SB-2
      	Filed March 9, 2006
      	File No. 333-132308
      	Form 10-KSB for the Fiscal Year Ended June 30, 2005
      	File No. 333-72230
      	Form 10-QSB for the Fiscal Quarter Ended December 31,
2005
      	File No. 333-72230

Dear Mr. Finn:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

General

1. For all comments issued below on your Forms SB-2, 10-KSB and 10-
QSB, please make parallel changes to the accounting and disclosures in all documents, where appropriate.

2. Please check the page numbers of your filing as there appear to be two sets, which are out of sequence; one set of page numbers will suffice.

Selling Stockholders, page  34
3. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its shares as compensation for underwriting activities. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.
Form 10-KSB

Description of Business, page 1

Introduction

4. Please expand your disclosure to elaborate on your characterization of the company as a "managed risk" company.

Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-
1

5. Please ask your auditors Malone & Bailey, PC to revise the opinion paragraph of their audit report to specify the periods of your results of operations and cash flows that their opinion covered, to comply with the requirement of Regulation S-X, Rule 2-02(c)(1). Refer to AU Section 508.08 for further guidance and example. Also, since you have presented financial statements covering the period from October 17, 2000 (Inception) to June 30, 2005, please ask Malone & Bailey, PC to clarify whether or not they have audited your cumulative amounts from inception to June 30, 2005, and if so, whether they relied on the work of your prior auditors, Beckstead and
Watts, LLP for the period from inception through December 31, 2004.
Your auditors may refer to the guidance in AU Sections 543.02 through
543.09 for further clarification.

6. We note that the audit report from your prior auditors, Beckstead and Watts, LLP, refers to the audit of your financial statements for the period from October 17, 2000 (Date of Inception) to December 31,
2004. As you have not presented financial statements for this period of time, unless your current auditors revise their opinion to extend audit coverage to the cumulative information through June 30, 2005, and to express reliance on the work of your prior auditors for coverage through June 30, 2004, this language will likely need to be removed from the opinion upon reissuance.

Note 3 - Stockholders` Equity, page F-9

7. We note your disclosure on page 2 indicating that you accounted for your acquisition of Erath Energy, Inc. (EEI) using the "purchase method of accounting." Given that EEI had not conducted any operations other than lease acquisitions, and therefore is not considered a business, we believe your characterization of this transaction as an asset acquisition on page F-5 is more appropriate.
The purchase method of accounting is typically used to refer to an acquisition of a business. Please revise your disclosures accordingly. Additionally, please expand your disclosure to discuss how you determined the value of your EEI acquisition and the per share price of the shares that you issued to the sellers as consideration for the exchange. Finally, tell us the level of ownership in your company held by the recipients of shares in this transaction immediately before and after the transaction.

8. We see that you assigned a value of zero to the 99,650,000 shares that you cancelled on June 13, 2005, which were previously held by an officer. Please expand your disclosure to also describe the circumstances under which you issued these shares, the date of issuance, and the accounting applied in recording that earlier issuance. Further explain the reasons for and terms of cancellation.

Note 4 - Management Stock Bonus Plan, page F-9

9. We note your disclosure on page 2 explaining that members of management placed 5,500,000 shares of your common stock already owned by them into an escrow account where such shares would be held until determining whether "certain reserve and per day production milestones" were met, whereas such shares would then be returned to those individuals, if the conditions were met, or would otherwise revert to the company. Please expand the disclosure to discuss how you accounted for the common shares previously held by management when they were placed into escrow, and the method to be utilized when they are again released to management, or returned to your treasury.
Disclose the reasons these individuals relinquished ownership of their shares.

Form 10-QSB/A for the Fiscal Quarter Ended December 31, 2005

General

10. Please number the pages of your filing, sequentially.

Financial Statements

Note 2 - Stockholder`s Equity

11. Please expand your disclosure to discuss the criteria that the company must meet in order for your CEO and CFO to earn the stock bonus.

12. We note your disclosure stating that you "accepted subscriptions" for 739,000 units that were issued from August 8, 2005 through September 14, 2005. Please expand your disclosure to clarify whether these subscriptions are subject to refund; if they are, tell us why you believe your classification of these units as equity is appropriate. Also, given your disclosure on page 3 of your Form SB-
2, explaining that in the event the registration statement is not filed or declared effective when due, you will be obligated to pay the investors liquidated damages in the amount of 1.5% of the purchase price for each month in which you are in default, please tell us why you believe your classification of the warrants as equity is appropriate, based on the guidance of EITF 00-19 paragraphs 14 through 18, and 25. Ordinarily, when the registration of shares underlying the warrants is outside of your control and/or when unregistered shares are subject to significant liquidated damages, such warrants are classified as liabilities and accounted for based on the guidance of EITF 00-19 paragraphs 9 and 10. It should be clear how you determined that this guidance would not yield different accounting treatment than the one you have reported in your financial statements. Further guidance can be found in Section II.B.1. of the
Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 5 - Note Payable

13. We note your disclosure explaining that your $5 million promissory notes are due on demand after May 31, 2006. Please expand your disclosure to clarify whether this makes all of your properties, which secure the notes, subject to forfeiture after May 31, 2006.

Plan of Operations

Liquidity and Capital Resources

14. Please revise the disclosure of your working capital amount to include the effect of the $4.1 million promissory notes due in May 2006, since current liability is part of the working capital definition, or expand your disclosure to provide the information required for non-GAAP measures under Item 10(h) of Regulation S-B. This comment also applies to the corresponding disclosure appearing on page 16 of your Form SB-2.

Satisfaction of Cash Obligations for the Next 12 Months

15. We note your disclosure explaining that you are required to make certain lease payments, which are material obligations to you, to maintain your rights to develop and drill for oil and gas. Since these lease payments are material obligations to you, please expand your disclosure to include quantification of these lease payments.

Controls and Procedures

16. We note that you concluded that your disclosure controls and procedures were not effective as of December 31, 2005, but that they were effective after you implemented new procedures subsequent to December 31, 2005. However, we note that you concluded, in your Form
10-QSB for the fiscal quarter ended September 30, 2005, that your disclosure controls and procedures were effective after you implemented new procedures subsequent to September 30, 2005.

Please clarify the date you implemented new procedures that led to your effectiveness conclusion and revise your conclusion for disclosure controls and procedures in the Form 10-QSB, as appropriate, based on the wording used in the definition of disclosure controls and procedures per Exchange Act Rule 13a-15(e) or
15d-15(e).

Additionally, if you implemented new procedures with respect to withdrawal and payment of your funds during the quarter ended December 31, 2005, tell us how you concluded that there were no changes in internal control over financial reporting occurring during such period that have materially affected, or are reasonably likely to affect, your internal control over financial reporting.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Lily Dang at (202) 551-3867 or in her absence,
Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or in her absence,
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Marcelle Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
 	(212) 930-9725

Mr. Lawrence Finn
Terax Energy, Inc.
April 7, 2006
page 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05